Orbis
Grupa Hotelowa

Warsaw, 2009-07-30

SUPPL

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH-1/75/2009

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 23/2009.
Best regards

Ireneusz Węglowski

Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

dw 8/11

82-5025

Current report no. 23/2009
July 29, 2009

Subject: **"Orbis" S.A.'s rating affirmed at 'BBB+(pol)'**

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby conveys the information that „Orbis" S.A.'s rating has been affirmed:

Fitch Affirms Orbis S.A.'s rating at 'BBB+(pol)'

Fitch Ratings – London / Warsaw / Paris – 29 July 2009: Fitch Ratings has today affirmed the long-term national rating at 'BBB+(pol)' (triple B plus (pol)) for the Polish hotel company Orbis S.A. ("Orbis"). The outlook remains negative.

Fitch continues to be more cautious than the Company with respect to the EBITDA estimates and the cash flow generated by the Hotel Group in the coming two years. Moreover, the performance of the transport business and the travel agency might suffer from feeble demand, major flexibility of oil prices and highly volatile exchange rate of the Polish Zloty against the Euro. It may result in lower cash flow generation, weaker financial flexibility and weakened debt cover ratio in 2009.

In line with Fitch's expectations, Orbis proceeds with reduction of capital expenditure in 2009, which should be fully financed from cash flow from operations. The financial profile was strengthened by the shareholders' decision not to distribute the dividend for the year 2008, which may help the Company to reduce its financial leverage (debt including leasing to EBITDAR ratio) from almost 2.0x as at the end of 2008. If the cash flows generated will fall below the levels expected by Fitch, it could raise the financial leverage to above 2.3x in 2009, which in the opinion of Fitch Agency would be too high for the current rating given Orbis's business profile.

Furthermore, Fitch is concerned about a potential breach of the debt coverage ratio as at the end of 2009, which has been set in Orbis' bank credit agreements on account of potentially lower operating cash flows. Though Fitch believes that Orbis is likely to be granted a waiver of such financial covenants from its lending banks or a consent to amendment such clauses, yet higher leverage would result in increased interest costs for Orbis and would expose the Company to debt refinancing risk, if some of these banks decide not to extend their lending commitments under the present agreements with the Company. Fitch notes that the Company has already started consultations with its banks, ahead of the covenant test date in the first semi-annual period of 2010.

The Company's liquidity supported by cash of PLN 49 million at end of March 2009 and unused working capital facility of PLN 44.5 million was weak when compared with PLN 156.6 million of short-term financial liabilities. However, the Agency recognizes the Company's efforts to improve cash flows related to financing the

working capital requirements as well as to secure additional working capital financing. Fitch will monitor whether Orbis is able to materially improve its operating cash flows (EBITDA) throughout 2009, as well as successfully dispose of some of the assets to improve its cash position and resolve its financial covenant - related issues with its banks.

Orbis derived advantages from its strong position on the domestic hotel market and the strong business relationship with its strategic partner, the French company Accor SA (rated 'BBB-'/Stable Outlook). However, the rating does not take into account any direct financial support from Accor. Accor holds 50.1% of Orbis' shares.

Contacts:
Jacek Kawalczewski, Warsaw, Tel: +48 22 338 62 91
Johnny DaSilva, Paris, +33 1 44 29 91 36

Note to Editors: Fitch's National ratings provide a relative measure of creditworthiness for rated entities in countries with relatively low international sovereign ratings and where there is demand for such ratings. The best risk within a country is rated 'AAA' and other credits are rated only relative to this risk. National ratings are designed for use mainly by local investors in local markets and are signified by the addition of an identifier for the country concerned, such as 'AAA(pol)' for national ratings in Poland. Specific letter grades are not therefore internationally comparable.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's site: www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site.

Legal grounds:
§ 5 section 1 point 26 of the Regulation of the Minister of Finance of February 19, 2009, on current and periodical information to be published by issuers of securities and conditions of consideration of information required by the law of non-member country's law as equal.